SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-T/A
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ONYX SOFTWARE CORPORATION
(Name of Subject Company (Issuer))
CDC CORPORATION
CDC SOFTWARE ACQUISITION CORP.
(Name of Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)
Mr. Peter Yip
Chief Executive Officer
c/o CDC Corporation Limited
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
011-852-2893-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Stephen M. Wiseman	William G. Roche
King & Spalding LLP	King & Spalding LLP
1185 Avenue of Americas	1180 Peachtree Street NE
New York, NY 10036	Atlanta, Georgia 30309
(212) 556-2100	(404) 572-4600

	Calculation of Filing Fee
Transaction Valuation*		Amount of Filing Fee**
$92,052,205		$9,850
*	Estimated for purposes of calculating the amount of the filing fee only. Transaction value derived by multiplying (i) 18,410,441, which is the difference between 18,573,970 (the number of shares of common stock, par value $0.01 per share (the “Shares”), of Onyx Software Corporation outstanding as of June 21, 2006), and 163,529 (the number of Shares owned by CDC Corporation and its affiliates on the date hereof) by (ii) $5.00 (the purchase price per Share offered by CDC Software Acquisition Corp.).

**	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,850	Filing Party:	CDC Corporation/CDC Software Acquisition Corp.

Form or Registration No.:	Schedule TO-T	Date Filed:	July 12, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rules 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11
     This Amendment No.3 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 12, 2006 (as so amended and supplemented, the “Schedule TO”) by CDC Corporation, a Cayman Islands corporation (“CDC”), and CDC Software Acquisition Corp., a Washington corporation and a wholly owned subsidiary of CDC (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, between Onyx Software Corporation, a Washington corporation (“Onyx”), and Mellon Investor Services, L.L.C. (collectively, the “Shares”), of Onyx, at a purchase price of $5.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO.
     The Offer to Purchase is amended as follows:
1.	The first paragraph under the question “When and how will I be paid for my tendered Shares?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of the Offer, we will accept for payment and will promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. We do, however, reserve the right, subject to applicable law, to delay acceptance for payment of or payment for Shares until all conditions to the Offer that are dependent upon the receipt of governmental approvals have been satisfied. See Section 1 — “Terms of the Offer””

2.	The paragraph under the question “If a majority of the Shares are tendered and accepted for payment, will Onyx continue as a public company?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“If the Offer is successful, CDC expects to conclude a subsequent merger pursuant to which Purchaser will merge with and into Onyx. As a result of the merger, Onyx will no longer be publicly owned. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; and Margin Regulations.””

3.	The paragraph under the question “How will the Offer affect my Shares if I decide not to tender?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“If the Offer is successful, we expect to conclude a merger transaction in which all Shares of Onyx will be exchanged for an amount in cash per share equal to the price per share paid in the Offer. Shareholders who do not tender in the Offer (other than those properly exercising their dissenters’ rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is successful, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; and Margin Regulations.””

4.	The third sentence of the first paragraph in the section entitled “The Tender Offer—Acceptance for Payment and Payment” is hereby amended and restated in its entirety to read as follows:

“Subject to any applicable rules and regulations of the SEC, we expressly reserve the right to delay the acceptance for payment of or payment for Shares until all conditions to the Offer that are dependent upon the receipt of governmental approvals have been satisfied.”

5.	The paragraph in the section entitled “The Tender Offer—Source and Amount of Funds” is hereby amended and restated in its entirety to read as follows:

“We estimate that funds totaling approximately $95 million will be required to purchase all the outstanding Shares and pay all the costs, fees and expenses related to the Offer. We plan to obtain all funds needed for the Offer and any subsequent merger through a capital contribution or advances from CDC.

As of June 30, 2006, CDC had cash and cash equivalents of approximately $77.5 million and marketable securities of approximately $132.8 million, of which approximately $46.7 million of the cash and cash equivalents and approximately $75.7 million of the marketable securities were held at China.com, a 77% owned subsidiary of CDC. Because China.com is not a wholly owned subsidiary of CDC, CDC’s ability to use China.com’s funds for the Offer is limited. However, in contemplation of the Offer, CDC reviewed the terms of the Offer with representatives of China.com and, based upon this review, concluded that it has the ability to pledge the marketable securities of China.com as collateral under its committed margin facility with Bear Stearns (the “Credit Facility”). Accordingly, China.com has deposited marketable securities with Bear Stearns. These marketable securities were sufficient to secure $40 million of borrowings under the Credit Facility, which were drawn down on July 21, 2006. After giving effect to these borrowings, CDC had in excess of $100 million in cash, cash equivalents and marketable securities.

The size of the Credit Facility varies with the amount of qualifying collateral on deposit. Bear Stearns typically permits borrowing approximately 90% of the market value of the collateral. Bear Stearns maintains custody over such collateral, but pays the owner any income associated with the collateral. Borrowings under the Credit Facility currently bear interest at approximately five and one half (5 1/2) percent. The Credit Facility does not have a termination date.”

6.	The section entitled “Contacts and Transactions with Onyx; Background of The Offer” is hereby amended by adding the following at the end of the section:

“On July 17, 2006, Onyx provided CDC with a draft confidentiality agreement, which was executed by CDC and Onyx on July 20, 2006”

7.	The first paragraph in the section entitled “The Tender Offer—Purpose of the Offer; Plans for Onyx; Merger; Dissenters’ Rights is hereby amended and restated in its entirety to read as follows:

“The purpose of the Offer is to acquire control of, and the entire equity interest in, Onyx. Upon consummation of the Offer, we intend to conclude a subsequent merger pursuant to which Purchaser will merge with and into Onyx. Pursuant to such merger, the outstanding Shares not owned by CDC or its subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.”

8.	The third paragraph in the section entitled “The Tender Offer—Purpose of the Offer; Plans for Onyx; Merger; Dissenters’ Rights” is hereby amended and restated in its entirety to read as follows:

“We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Onyx board of directors. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the board of directors to resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of Onyx board of directors.”

9.	The first paragraph in the section entitled “The Tender Offer—Conditions to the Offer” is hereby amended by deleting the phrases “as to any Shares not then paid for” and “(whether or not any Shares have theretofore been accepted for payment pursuant to the Offer).”

10.	The first paragraph in the section entitled “The Tender Offer—Conditions to the Offer” is hereby amended by replacing the phrase “expiration of the Offer” with “Expiration Date.”

11.	The last paragraph in the section entitled “The Tender Offer—Conditions to the Offer” is hereby amended by (a) replacing the phrase “sole discretion” with “reasonable discretion” and (b) replacing the phrase

“sole judgment” with “reasonable judgment.”
Item 12 Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
     (b)(1) The Bear Stearns Companies Inc. Form Customer Agreement

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: July 21, 2006

CDC CORPORATION

/s/ C.J. Clough

Name: C.J. Clough
Title: Director

CDC SOFTWARE ACQUISITION CORP.

/s/ Verome Johnston

Name: Verome Johnston
Title: Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated July 12, 2006*
(a)(1)(ii)	Form of Letter of Transmittal*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Form of Summary Advertisement dated July 12, 2006*
(a)(5)(i)	Press Release dated June 30, 2006*
(a)(5)(ii)	Press Release dated July 10, 2006*
(a)(5)(iii)	Press Release dated July 12, 2006*
(a)(5)(iv)	Press Release dated July 17, 2006*
(a)(5)(v)	Complaint for Declaratory and Injunctive Relief filed on July 17, 2006 in the Superior Court of Washington for King County*
(a)(5)(vi)	Press Release dated July 18, 2006*

(b)(1)	The Bear Stearns Companies Inc. Form Customer Agreement

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.